UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Daiwabouseki Kabushiki Kaisha

Daiwabo Jouhou System Kabushiki Kaisha

(Name of Subject Company)

Daiwabo Co., Ltd.
Daiwabo Information System Co., Ltd.

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Daiwabo Co., Ltd.
Daiwabo Information System Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Daiwabo Co., Ltd.
Attn: Koichi Murata
General Manager of Personnel Office, General Affairs Department
3-6-8, Kyutaro-machi, Chuo-ku, Osaka (Midosuji Daiwa Building)
Phone: +81-6-6281-2325

Daiwabo Information System Co., Ltd.
Attn: Masao Ohkiyo
General Manager of General Affairs Department
General Affairs Department
3-2-5, Hommachi, Chuo-ku, Osaka (Hommachi DIS Building)
Phone: +81-6-6281-9100

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Total pages: 32 pages

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number	
(1)	Notification with Respect to Daiwabo Information System Co., Ltd. becoming Wholly-Owned Subsidiary of Daiwabo Co., Ltd. through Share Exchange and Other Matters (dated as of November 17, 2008)
(2)	Extraordinary Report (dated as of November 17, 2008)

Item 2. Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Daiwabo Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on November 18, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAIWABO CO., LTD.

By: H. Kanno
Name: Hajime Kanno
Title: President and Representative Director

Date: November 18, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAIWABO INFORMATION SYSTEM CO., LTD.

By: Hirokazu Matsumoto
Name: Hirokazu Matsumoto
Title: President and CEO

Date: November 18, 2008

EXHIBIT 1

This share exchange is made for the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

November 17, 2008

For Immediate Release

Company Name: Daiwabo Co., Ltd.
Name of Representative: Hajime Kanno, Chief Executive Officer and Executive President
(Stock Code: 3107, First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange)
Direct your queries to: Koichi Murata,
General Manager of Personnel Office, General Affairs Department (Tel: +81-6-6281-2325)

Company Name: Daiwabo Information System Co., Ltd.
Name of Representative: Hirokazu Matsumoto, President and CEO
(Stock Code: 9912, First section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange)
Direct your queries to: Masao Ohkiyo, General Manager of General Affairs Department (Tel: +81-6-6281-9100)

Notification with Respect to Daiwabo Information System Co., Ltd. becoming Wholly-Owned Subsidiary of Daiwabo Co., Ltd. through Share Exchange and Other Matters

Daiwabo Co., Ltd. ("Daiwabo") and Daiwabo Information System Co., Ltd. (the "DIS") have resolved at their respective meetings of the Board of Directors held on November 17, 2008 that Daiwabo will make DIS its wholly-owned subsidiary as of March 1, 2009 through a share exchange as described below (the "Share Exchange") and that the companies have entered into a share exchange agreement (the "Share Exchange Agreement").

The Share Exchange will be conducted as a simplified share exchange pursuant to Article 796, Paragraph 3 of the Company Law of Japan (the "Company Law") from the perspective of Daiwabo, and a short form share exchange pursuant to Article 784, Paragraph 1 of the Company Law from the perspective of DIS. Accordingly, Daiwabo and DIS do not intend to seek approval at their respective general meetings of shareholders when conducting the Share Exchange.

Prior to the effective date of the Share Exchange, the shares of DIS which are currently listed on the fist sections of the Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange") and Osaka Securities Exchanges Co., Ltd. (the "Osaka Securities Exchange") are scheduled to be delisted.

Moreover, DIS has passed a board resolution which includes redeeming the Daiwabo Information System

Co., Ltd. Series 1 unsecured convertible bonds with stock acquisition rights (ranking *pari passu* with all other convertible bonds with stock acquisition rights) (the "Bonds with Stock Acquisition Rights") that were issued by DIS prior to their maturity.

In connection with the foregoing, we would like to provide the following notice:

1. Purpose of Making DIS a Wholly-Owned Subsidiary of Daiwabo through Share Exchange

(1) Purpose of the Share Exchange

As described in "1. Purpose of the Tender Offer" of the press release, "Notification with Respect to Commencement of Tender Offer for Shares of Daiwabo Information System Co., Ltd." (the "Notification with Respect to Commencement of Tender Offer") dated September 9, 2008, Daiwabo conducted a tender offer for the common stock and the Bonds with Stock Acquisition Rights of DIS from September 10, 2008 through October 24, 2008 for the purpose of making DIS its wholly owned subsidiary (the "Tender Offer"). As a result, as of the date of this press release, Daiwabo has acquired 18,989,848 shares of issued and outstanding shares of DIS (95.41% of the total issued and outstanding shares of DIS, 95.75% of the total voting rights as of October 31, 2008 (Note 1)) (Note 2).

Daiwabo and DIS share a corporate culture, which is underpinned by the organizational DNA which originates from Daiwabo, and the "Daiwabo" corporate brand. It is believed that, by integrating the management of the two companies by making DIS a wholly-owned subsidiary of Daiwabo, and promoting prompt decision-making and efficient business development in a unified organizational structure under a holding company, while respecting the independence of the strategies of both companies which operate in different business categories, the strengths and know-how accumulated in different business sectors may be integrated, and the value of the "Daiwabo" brand may be further improved.

Various synergies are conceivable for both companies from an operational perspective. One example of such synergies is the establishment of a supply chain utilizing IT for the textile business. The establishment of a rapid integrated system through which the flow of goods and information is synchronized has become a vital issue in the textile industry in Japan, where each step from developing and producing materials to manufacturing and selling goods is formed of multiple channels and thus, commercial distribution tends to be blocked. The textile business could also be reenergized and DIS's distribution network further utilized by, for example, expanding direct sales channels for high value-added materials and goods aimed at the Daiwabo Group's end users through the establishment of a new information platform based on the "iDATEN" system, which was developed by DIS and is the largest-scale electronic commercial trading (B-to-B) system in the IT industry, or by opening this direct sales system (B-to-B or B-to-C) for medium-to-small-scale apparel purchases.

Moreover, further expansion of DIS's IT business through the utilization of mutual resources is expected. Because the majority of DIS's business partners are medium-to-small-scale dealers, DIS could expand sales outlets by utilizing the customer base of the Daiwabo Group in the textile industry, which could lead to an expansion in sales of DIS's IT equipment, the proposal and construction of networks, and sales promotion for environmentally-friendly low-consumption electronic goods. DIS deems the information solutions through system integration business to be a strategic sector, and the establishment of a common structure through which to expand sales for textile manufacturers' production bases within Japan and overseas may be anticipated through the application of the Daiwabo Group's textile business's production and administrative technology, and the operational know-how related to such technology, in system development for the textile manufacturing industry. DIS's business may be further developed in the future through the effective use of the Daiwabo Group's human resources and manpower, overseas distribution capabilities and export business know-how.

After the management integration, in addition to the aforementioned synergies, Daiwabo and DIS will jointly establish a new shared services company to undertake back office duties such as administration, personnel, finance, information handling and distribution, for each company in the Daiwabo Group, thereby improving operational efficiency and reducing overhead costs (labor costs and expenses). Daiwabo is also considering the mutual use of infrastructures such as business processing systems and communication and distribution networks to expand contracting services to companies outside the Daiwabo Group in the future.

Daiwabo believes that making DIS a wholly-owned subsidiary of Daiwabo is the best option because organizational unification for quicker decision-making and optimum distribution of management resources to promote efficient business development is vital to maximizing the various synergies described above. Moreover, Daiwabo believes that making DIS a wholly-owned subsidiary of Daiwabo will contribute to the maximization of the corporate value of both Daiwabo and DIS in the medium-to-long term.

As a result of these decisions, as mentioned in the "Notification with Respect to Commencement of Tender Offer" dated September 9, 2008, both companies intended to conduct the Share Exchange if Daiwabo was unable to purchase all of DIS's issued and outstanding shares.

Based on this background, as of the date of this press release, Daiwabo and DIS have decided to conduct the Share Exchange with March 1, 2009 as the effective date, and entered into the Share Exchange Agreement as of the date of this press release.

Hereafter, Daiwabo and DIS will pursue synergies and improve the corporate value of the Daiwabo Group, based on the group corporate philosophy: "Working towards becoming an environmentally-friendly pioneering group suggesting new lifestyles for the 21st century through integration of hardware and software assets".

(Notes) 1. Calculated as the percentage of voting rights of all shareholders of DIS as of October 31, 2008 (39,664 units) represented by the number of voting rights (37,979 units) corresponding to shares of DIS held by Daiwabo. The figure has been rounded to the nearest hundredth of a percent. The number of voting rights held by all shareholders of DIS represents the number of voting rights corresponding to the total number of issued and outstanding shares of DIS as of October 31, 2008 (19,903,009 shares), excluding the shares held by DIS as treasury stock as of October 31, 2008 (70,821 shares), which is 19,832,188 shares in total.

2. In addition to the aforementioned shares of DIS, Daiwabo has also acquired 161 million Japanese yen of the Bonds with Stock Acquisition Rights of DIS (representing 237 units of voting rights, calculated by converting such bonds with stock acquisition rights into shares at the conversion price effective as of November 17, 2008).

(2) Expectation of Delisting and Reasons

DIS will become a wholly-owned subsidiary of Daiwabo through the Share Exchange as of March 1, 2009, the effective date of such transaction. The shares of DIS are scheduled to be delisted as of February 24, 2009 (the final day of trading for such shares will be February 23, 2009). After the shares of DIS are delisted, such shares will no longer be able to be traded on the Tokyo Stock Exchange or the Osaka Securities Exchange.

Because the common stock of Daiwabo, which will serve as consideration in the Share Exchange, is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, DIS and Daiwabo believe that, even after the Share Exchange, they will be able to provide those shareholders of DIS who hold 115 shares or more with liquidity in connection with the shares of common stock of Daiwabo allocated to such shareholders. Those shareholders of DIS who hold less than 114 shares of DIS will receive fewer than the 1,000 shares required to constitute one unit of Daiwabo. For information with respect to the handling of shares constituting less than one unit, please refer to Note 3 of 2. (2).

(3) Measures to Ensure Fairness

Because, as described above, Daiwabo holds 95.75% of the voting rights of DIS, in order to guarantee the fairness and appropriateness of the share exchange ratio (the "Share Exchange Ratio") in the Share Exchange, DIS and Daiwabo each requested and received a calculation of the Share Exchange Ratio from their respective independent third party appraisers. Detailed information pertaining to such calculations is set forth below in 2. (3). DIS and Daiwabo referred to the results of such calculations when conducting considerations, negotiations and discussions, and both companies decided to conduct the Share Exchange using the Share Exchange Ratio agreed upon as a result. Neither Daiwabo nor DIS has received an opinion (a "fairness opinion") concerning the fairness of the Share Exchange Ratio from either of the third party appraisers.

(4) Measures to Avoid Conflict of Interest

Mr. Koichi Kita, a Director of DIS who also serves as the Director and Managing Executive Officer of Daiwabo, did not participate in the discussion and resolution of the meeting of the Board of Directors of DIS with respect to the Share Exchange, in order to avoid potential conflicts of interest.

2. Summary of the Share Exchange

(1) Schedule of the Share Exchange

Meeting of the Board of Directors to approve the Share Exchange (both companies)	Monday, November 17, 2008
Execution of the Share Exchange Agreement	Monday, November 17, 2008
Date of Delisting of Shares (Daiwabo Information System Co., Ltd.)	Tuesday, February 24, 2009 (scheduled)
Scheduled Date for the Share Exchange (Effective Date of the Share Exchange)	Sunday, March 1, 2009 (scheduled)

(Note) The Share Exchange will be conducted as a simplified share exchange pursuant to Article 796, Paragraph 3 of the Company Law without the approval of a general meeting of shareholders of Daiwabo, or a short form share exchange pursuant to Article 784, Paragraph 1 of the Company Law without the approval of a general meeting of shareholders of DIS.

(2) Allocation in the Share Exchange

Company Name	Daiwabo Co., Ltd.	Daiwabo Information System Co., Ltd.
Allocation in the Share Exchange	1	8.75
Number of Shares to be Issued	Common stock: 7,687,356 (scheduled)	

through the Share Exchange	

(Notes) 1. Share Allocation Ratio

8.75 shares of Daiwabo will be allocated and delivered for each share of DIS; provided, however, that shares of Daiwabo will not be allocated through the Share Exchange in exchange for the 18,989,848 shares of DIS already held by Daiwabo as of November 17, 2008.

2. Number of Shares to be Issued through the Share Exchange

Through the Share Exchange, Daiwabo will issue Daiwabo shares in exchange for the shares of DIS to the existing shareholders of DIS (excluding Daiwabo) at the time immediately prior to the acquisition by Daiwabo of all the issued and outstanding shares of DIS (excluding those shares of DIS already held by Daiwabo) (the "Effective Time"). The number of shares of Daiwabo to be issued through the Share Exchange will be calculated by multiplying the total number of shares of DIS owned by such shareholders of DIS by 8.75. At the Effective Time, DIS shall cancel the number of shares of treasury stock equivalent to all the treasury stock which it holds as of the Effective Time (including any treasury stock acquired by DIS through the purchase of shares from any dissenting shareholders who, in connection with the Share Exchange, exercise his or her right, as set forth in Article 785, Paragraph 1 of the Company Law, to demand that the shares he or she holds be purchased by DIS), pursuant to a resolution of the meeting of the Board of Directors of DIS to be held before the day preceding the Effective Date. (DIS owns 70,821 shares of treasury stock as of October 31, 2008).

3. Handling of Shares Constituting Less than One Unit

Shareholders who come to hold shares of Daiwabo constituting less than one unit through the Share Exchange may use either of the programs described below. Shares constituting less than one unit may not be traded on the stock market.

i. Additional Purchase Program for Shares Constituting Less than One Unit (additional purchase of shares to constitute 1,000 shares)

The additional purchase program is a program through which shareholders may purchase such number of Daiwabo shares which, when combined with the Daiwabo shares that they already hold, shall constitute a unit of shares.

ii. Buy Back Program for Shares Constituting Less than One Unit (sale of fractional shares)

The buy back program is a program through which Daiwabo buys back Daiwabo shares constituting less than one unit, which cannot be sold on the stock market, from shareholders.

(3) Basis of the Calculation of Allocation in the Share Exchange

a. Basis and Background of the Calculation

In order to ensure the fairness and appropriateness of the Share Exchange Ratio in the Share Exchange, Daiwabo and DIS decided to request third party appraisers independent from both Daiwabo and DIS to calculate the share exchange ratio. Daiwabo and DIS appointed Mitsubishi UFJ Securities Co., Ltd. ("Mitsubishi UFJ") and Nomura Securities Co., Ltd. ("Nomura Securities"), respectively, as third party appraisers.

After analyzing factors concerning the Tender Offer that was conducted prior to the Share Exchange, including the details, conditions and results, Mitsubishi UFJ conducted its calculations with respect to Daiwabo in accordance with the average market price method (by which the calculation was conducted, in consideration of various factors, using November 14, 2008 as the reference date (the "Mitsubishi UFJ Reference Date"), with reference to the average closing prices of the stock of Daiwabo on each trading day during the following periods: (i) between November 6, 2008, the business day following the release by Daiwabo of its "Consolidated Financial Results for the Second Quarter ended September 30, 2008" and "Notification with Respect to Revision of Business Results Forecasts", and the Mitsubishi UFJ Reference Date; (ii) the one month period between October 15, 2008 and the Mitsubishi UFJ Reference Date; and (iii) between September 10, 2008, the business day following the date of public notice pertaining to the Tender Offer, and the Mitsubishi UFJ Reference Date), on the basis that relevant market prices exist because the shares of Daiwabo are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. When conducting its calculations with respect to DIS, Mitsubishi UFJ utilized (i) the average market price method (by which the calculation was conducted, in consideration of various factors, with reference to the average closing prices of the stock of DIS on each trading day during the following periods: (i) between November 6, 2008, the business day following the release by Daiwabo of its "Consolidated Financial Results for the Second Quarter ended September 30, 2008" and "Notification with Respect to Revision of Business Results Forecasts", and the Mitsubishi UFJ Reference Date; (ii) the one month period between October 15, 2008 and the Mitsubishi UFJ Reference Date; and (iii) between September 10, 2008, the business day following the date of public notice pertaining to the Tender Offer, and the Mitsubishi UFJ Reference Date), on the basis that relevant market prices exist because the shares of DIS are listed on the Tokyo Stock Exchange and the Osaka

Securities Exchange; (ii) the comparable companies method, because several publicly listed companies which are comparable to DIS exist and accordingly it is possible to infer value of the shares of DIS through analogy; and (iii) the discounted cash flow method ("DCF method"), in order to reflect future business activities in the evaluation. The ranges in which the value per share of common stock of Daiwabo were evaluated as follows:

Calculation Method	Valuation Range of the Share Exchange Ratio
Average market price method	Between 8.71 and 10.45
Comparable companies method	Between 2.43 and 6.95
DCF method	Between 7.45 and 12.19

After analyzing factors concerning the Tender Offer that was conducted prior to the Share Exchange, including the details, conditions and results, Nomura Securities conducted its calculations with respect to Daiwabo in accordance with the average market price method (by which the calculation was conducted, in consideration of various factors, using November 13, 2008 as the reference date (the "Nomura Securities Reference Date"), with reference to the closing stock price of Daiwabo on the Nomura Securities Reference Date and the average closing prices of the stock of Daiwabo on each trading day during the period between November 6, 2008, the business day following the release by Daiwabo of its "Consolidated Financial Results for the Second Quarter ended September 30, 2008" and "Notification with Respect to Revision of Business Results Forecasts", and November 13, 2008), on the basis that relevant market prices exist because the shares of Daiwabo are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. When conducting its calculations with respect to DIS, Nomura Securities utilized (i) the average market price method (by which the calculation was conducted, in consideration of various factors, with reference to the closing stock price of DIS on the Nomura Securities Reference Date and the average closing prices of the stock of DIS on each trading day during the period between November 6, 2008, the business day following the release by Daiwabo of its "Consolidated Financial Results for the Second Quarter ended September 30, 2008" and "Notification with Respect to Revision of Business Results Forecasts", and November 13, 2008), on the basis that relevant market prices exist because the shares of DIS are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange; and (ii) the DCF method, in order to reflect future business activities in the evaluation. The ranges in which the value per share of common stock of Daiwabo were evaluated as follows:

Calculation Method	Valuation Range of the Share Exchange Ratio
Average market price method	Between 8.17 and 8.86
DCF method	Between 6.92 and 10.82

Pursuant to considerations, negotiations and discussions conducted on the basis that the shares of DIS would be evaluated as equivalent to the purchase price in the Tender Offer, after considering the aforementioned results of the calculations of the share exchange ratio received from the third party appraisers, and taking into consideration the results of the Tender Offer, Daiwabo and DIS determined the Share Exchange Ratio after obtaining approval at their respective meetings of the Board of Directors held on November 17, 2008 concerning the share exchange ratio in the Share Exchange.

The results of the aforementioned calculations of the share exchange ratio furnished by the third party appraisers do not constitute opinions with respect to the fairness of the Share Exchange Ratio.

The Share Exchange Ratio may be changed, pursuant to mutual discussions between Daiwabo and DIS, if material changes occur to the financial or management condition of Daiwabo or DIS.

b. Relationship with the Appraisers

Neither Mitsubishi UFJ Securities nor Nomura Securities is considered related party of Daiwabo or DIS.

(4) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Issued by DIS

With respect to the handling of the Bonds with Stock Acquisition Rights issued by DIS, please refer to "5. Other Matters".

DIS has not issued stock acquisition rights or bonds with stock acquisition rights other than those described above.

3. Outline of Parties to the Share Exchange

		As of September 30, 2008	As of September 30, 2008
(1)	Trade Name	Daiwabo Co., Ltd.	Daiwabo Information System Co., Ltd.
(2)	Business Description	Various businesses including manufacture, processing and sale of textile products, electric assembly, sale of information equipment, leisure business and real estate businesses	Sale and other services in connection with computer equipment and peripherals
(3)	Date of Incorporation	April 12, 1941	April 8, 1982
(4)	Address of Head Office	3-6-8, Kyutaro-machi, Chuo-ku, Osaka (Midosuji Daiwa Building)	3-2-5, Hommachi, Chuo-ku, Osaka (Hommachi DIS Building)
(5)	Name and Title of Representative	Hajime Kanno, CEO and Executive President	Hirokazu Matsumoto, President and CEO
(6)	Paid-in Capital	18,181 million Japanese yen	11,476 million Japanese yen

(7)	Number of Issued and Outstanding Shares	136,605,158 shares		19,903,009 shares (as of October 31, 2008)	
(8)	Net Assets	28,084 million Japanese yen (consolidated)		38,720 million Japanese yen (consolidated)	
(9)	Total Assets	84,390 million Japanese yen (consolidated)		114,362 million Japanese yen (consolidated)	
(10)	Fiscal Year End	March 31		March 31	
(11)	Number of Employees	4,150 persons (consolidated)		1,781 persons (consolidated)	
(12)	Major Business Partners	ITOCHU Corporation Sojitz Corporation GSI Creos corporation		NEC Corporation Hewlett-Packard Japan, Ltd. Ricoh Company, Ltd.	
(13)	Major Shareholders and Shareholding Ratio	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.67%	Royal Bank of Canada Trust Company (Cayman) Limited (Standing Proxy: The Tachibana Securities Co., Ltd.)	42.41%
		Mizuho Corporate Bank, Ltd. (Standing Proxy: Trust & Custody Services Bank, Ltd.)	2.99%	Daiwabo Co., Ltd.	23.78%
		The Dai-Ichi Mutual Life Insurance Company (Standing Proxy: Trust & Custody Services Bank, Ltd.)	2.92%	Employees' holding association of Daiwabo Information System Co., Ltd.	2.22%
		Japan Trustee Services Bank, Ltd. (trust account 4G)	2.83%	Japan Trustee Services Bank, Ltd. (trust account 4G)	2.02%
		NIPPONKOA Insurance Co., Ltd.	2.32%	Nomura Securities Co., Ltd.	1.23%
		Japan Trustee Services Bank, Ltd. (trust account)	1.27%	MLIEFG Non-treaty custody account (Standing proxy: Merrill Lynch Japan Securities Co., Ltd.)	1.23%
		Mitsubishi UFJ Trust and Banking Corporation	1.04%	Japan Trustee Services Bank, Ltd. (trust account)	1.10%
		The Master Trust Bank of Japan, Ltd. (trust account)	0.91%	DIS Kyoueikai	0.85%
		Toyota Industries Corporation	0.91%	BUFFALO, INC.	0.76%
		Daiwabo Kyoueikai	0.78%	NEC Corporation	0.69%
(14)	Major Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation	
(15)	Relationship Between the Parties	Capital relationship		Daiwabo holds 18,989,848 shares of DIS, representing 95.41% (Note) of the total issued and outstanding shares of DIS (as of November 17, 2008)	

		Personal relationship	As of November 17, 2008, one director of Daiwabo also serves as a director of DIS
		Transaction relationship	N/A
		Status of relationship with related parties	Because DIS is a consolidated subsidiary of Daiwabo, DIS is considered a related party of Daiwabo

(Note) As a result of the Tender Offer conducted by Daiwabo between September 10, 2008 and October 24, 2008, Daiwabo's shareholding ratio to all issued and outstanding shares of DIS is 95.41% (as of October 31, 2008). This figure has been rounded to the nearest hundredth.

(16) Business results for the Three Most Recent Fiscal Periods (Consolidated)

(millions of Japanese yen, except for "Net income per share", "Dividend per share" and "Net assets per share")

	Daiwabo Co., Ltd. (Parent company)			Daiwabo Information System Co., Ltd. (Wholly-owned subsidiary)		
Fiscal Year End	Year ended March 2006	Year ended March 2007	Year ended March 2008	Year ended March 2006	Year ended March 2007	Year ended March 2008
Net sales	64,226	67,530	67,275	375,759	370,006	382,348
Operating Income	1,108	1,427	1,402	4,739	4,227	4,374
Ordinary Income	1,796	1,993	2,210	4,679	4,051	4,042
Net income	1,071	945	982	2,765	1,795	2,024
Net income per share (JPY)	7.83	6.93	7.20	143.15	93.42	105.20
Dividend per share (non-consolidated, JPY)	3.00	3.00	3.00	30.00	30.00	40.00
Net assets per share (JPY)	211.51	205.67	199.14	1,872.33	1,928.85	1,997.19

(17) Business results for the Three Most Recent Fiscal Periods (Non- consolidated)

(millions of Japanese yen, except for "Net income per share", "Dividend per share" and "Net assets per share")

	Daiwabo Co., Ltd. (Parent company)			Daiwabo Information System Co., Ltd. (Wholly-owned subsidiary)		
Fiscal Year End	Year ended March 2006	Year ended March 2007	Year ended March 2008	Year ended March 2006	Year ended March 2007	Year ended March 2008
Net sales	28,686	1,593	1,626	368,308	362,240	375,102
Operating Income	173	566	581	4,195	3,593	4,095
Ordinary Income	580	356	399	4,411	3,696	4,204
Net income	323	658	291	2,627	1,673	1,943
Net income per share (JPY)	2.37	4.82	2.13	136.71	87.06	101.00
Dividend per share	3.00	3.00	3.00	30.00	30.00	40.00

(non-consolidated, JPY)						
Net assets per share (JPY)	178.67	171.33	161.34	1,857.55	1,907.12	1,971.27

(Note) Daiwabo became a pure holding company through a corporate split on January 1, 2006.

4. Post-Share Exchange Situation of Parent Company

		As of March 31, 2008
(1)	Trade Name	Daiwabo Co., Ltd.
(2)	Business Description	Various businesses including manufacture, processing and sale of textile products, electric assembly, sale of information equipment, leisure business and real estate businesses
(3)	Address of Head Office	3-6-8, Kyutaro-machi, Chuo-ku, Osaka (Midosuji Daiwa Building)
(4)	Name and Title of Representative	Hajime Kanno, Chief Executive Officer and Executive President
(5)	Paid-in Capital	18,181 million Japanese yen
(6)	Total Assets (Consolidated)	Yet to be determined as of the date of this press release
(7)	Net Assets (Consolidated)	Yet to be determined as of the date of this press release
(8)	Fiscal Year End	March 31

(9) Summary of Accounting Procedure

Accounting procedures to be applied in connection with the Share Exchange, amounts of goodwill and other matters have not yet been determined as of the date of this press release. Details of the accounting procedure will be disclosed as soon as they are determined.

(10) Outlook

In accordance with DIS becoming a consolidated subsidiary of Daiwabo through the Tender Offer, Daiwabo announced a revision of its business results forecast for the fiscal year ending March 31, 2009 (comprising net sales of 292,000 million Japanese yen, operating income of 4,600 million Japanese yen, ordinary income of 4,700 million Japanese yen and net income of 2,100 million Japanese yen) on November 5, 2008. Because the effects of the Share Exchange on the business results of Daiwabo are minimal, no changes have been made to the business results as a result of the Share Exchange.

5. Other Matters

In connection with the execution of the Share Exchange Agreement, DIS has resolved, at the meeting of the Board of Directors of DIS held on November 17, 2008, to abolish the procedures for requesting information disclosure which were introduced pursuant to a resolution of the meeting of the Board of Directors of DIS held on December 7, 2007. In accordance with such resolution, the members of the independent committee established pursuant to such procedures have resigned from their positions as committee members, effective as of November 17, 2008.

Moreover, Daiwabo and DIS would also like to provide notice of the fact that, in response to the execution of the Share Exchange Agreement, DIS has resolved, at the meeting of the Board of Directors of DIS held on the same day as the two parties entered into such Agreement, to redeem the Bonds with Stock Acquisition Rights prior to their maturity pursuant to the call provision of the Bonds with Stock Acquisition Rights. As described in DIS's "Notification with Respect to the Delisting of Series 1 Unsecured Convertible Bonds with Stock Acquisition Rights" dated October 17, 2008, DIS intends to delist the Bonds with Stock Acquisition Rights on November 18, 2008, because the total listed face value of the Bonds with Stock Acquisition Rights decreased to less than 300 million Japanese yen on October 16, 2008, triggering the delisting standards set forth in Rule 921, Paragraph 2 of the Securities Listing Regulations of the Tokyo Stock Exchange.

(1) Name of Bonds with Stock Acquisition Rights to be Redeemed

Daiwabo Information System Co., Ltd. Series 1 unsecured convertible bonds with stock acquisition rights (ranking *pari passu* with all other convertible bonds with stock acquisition rights).

(2) Method of and Reason for Redemption

As described in "1." through "4.", because DIS will become a wholly-owned subsidiary of Daiwabo through the Share Exchange, DIS will redeem the Bonds with Stock Acquisition Rights pursuant to a resolution of a meeting of its Board of Directors, in accordance with the call provision set forth in 2. (3) of "Method of Redemption" in the Bonds with Stock Acquisition Rights Guidelines.

(3) Redemption Date

February 27, 2009

Please note that, pursuant to the procedural process required under the book-entry transfer system (dematerialized system) for shares and other securities, holders may encounter operational restrictions in connection with the exercise of any relevant stock acquisition rights during the period immediately prior to the aforementioned pre-maturity redemption date.

(4) Redemption Price

100 Japanese yen per face value of 100 Japanese yen

(Note) To be paid in exchange for the relevant bond certificate at the place designated for the payment of redemption proceeds on the reverse of such certificate at any time on or after the Redemption Date; provided, however, that payment with respect to those Bonds with Stock Acquisition Rights which have already been transferred to book-entry transfer bonds will be made in accordance with the operational rules and any other regulations or guidelines determined by the Japan Securities Depository Center, Inc.

<For reference> Outline of the Bonds with Stock Acquisition Rights

1.	Issue date:	October 28, 2004
2.	Total amount of issue:	5 billion Japanese yen
3.	Balance yet to be redeemed:	210 million Japanese yen (Note)
4.	Previous redemption period:	September 30, 2009
5.	Interest rate:	None
6.	Subscription price per share upon exercise of stock acquisition rights (conversion price):	1,353 Japanese yen

(Note) Balance yet to be redeemed as of November 14, 2008. This amount may decrease if stock acquisition rights are exercised before the bank business day immediately preceding the Redemption Date.

End of document

EXHIBIT 2

EXTRAORDINARY REPORT

November 17, 2008

DAIWABO CO., LTD.

THIS ENGLISH TRANSLATION OF THE EXTRAORDINARY REPORT HAS BEEN PREPARED SOLELY FOR THE CONVENIENCE OF NON-JAPANESE SPEAKING SHAREHOLDERS OF DAIWABO CO., LTD. WHILE THIS ENGLISH TRANSLATION IS BELIEVED TO BE GENERALLY ACCURATE, IT IS SUBJECT TO, AND QUALIFIED BY, IN ITS ENTIRETY, THE OFFICIAL JAPANESE-LANGUAGE ORIGINAL FILED WITH THE DIRECTOR-GENERAL OF THE KANTO LOCAL FINANCE BUREAU. SUCH JAPANESE-LANGUAGE ORIGINAL SHALL BE THE CONTROLLING DOCUMENT FOR ALL PURPOSES.

This share exchange is made for the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

EXTRAORDINARY REPORT

【Filing document】	Extraordinary Report (the "Extraordinary Report")
【Filed with】	The Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan
【Filing date】	November 17, 2008
【Company name】	Daiwaboseki Kabushiki Kaisha
【Company name (English)】	Daiwabo Co., Ltd.
【Name and title of representatives】	Hajime Kanno, Chief Executive Officer and Executive President
【Location of headquarters】	3-6-8, Kyutaro-machi, Chuo-ku, Osaka (Midosuji Daiwa Building)
【Telephone number】	+81-6-6281-2404
【Person to contact】	Yoshiro Yamamura, Managing Executive Officer, Secretary of the Finance and IR Office
【Contact address】	Tokyo Office of Daiwabo Co., Ltd. 2-26-5, Ningyocho, Nihonbashi, Chuo-ku, Tokyo (Nittsu Ningyocho Building)
【Telephone number】	+81-3-4332-8220
【Person to contact】	Kenji Yamahara, Head of Tokyo Office
【Location at which a copy of the Extraordinary Report is available to the public】	Tokyo Office of Daiwabo Co., Ltd. (2-26-5, Ningyocho, Nihonbashi, Chuo-ku, Tokyo (Nittsu Ningyocho Building)) Tokyo Stock Exchange Group, Inc. (2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-8-16, Kitahama, Chuo-ku, Osaka)

1. Reason for filing this Amendment

The Extraordinary Report is filed pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law of Japan (the "Law") and Article 19, Paragraph 2, Item 6-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. of Japan (the "Cabinet Office Ordinance") because Daiwabo Co., Ltd. ("Daiwabo") has resolved, at its meeting of the Board of the Directors held on November 17, 2008, to effect a share exchange through which Daiwabo will become the parent company of Daiwabo Information System ("DIS") and DIS will become a wholly-owned subsidiary of Daiwabo (the "Share Exchange").

2. Contents of Report

(1) Matters concerning Counter-Party to the Share Exchange

a. Trade Name, Location of Head Office, Name of Representative, Paid-in Capital, Net Assets, Total Assets and Outline of Business

Trade Name	Daiwabo Information System Co., Ltd.
Location of Head Office	3-2-5, Hommachi, Chuo-ku, Osaka (Hommachi DIS Building)
Name of Representative	Hirokazu Matsumoto, President and CEO
Paid-in Capital	11,476 million Japanese yen (as of September 30, 2008)
Net Assets (non-consolidated)	38,345 million Japanese yen (as of September 30, 2008)
Net Assets (consolidated)	38,720 million Japanese yen (as of September 30, 2008)
Total Assets (non-consolidated)	113,535 million Japanese yen (as of September 30, 2008)
Total Assets (consolidated)	114,362 million Japanese yen (as of September 30, 2008)
Outline of Business	Sales and other business related to computer equipment and peripheral equipment

b. Net Sales, Operating Income, Ordinary Income and Net Income for the Three Most Recent Fiscal Periods

(millions of Japanese yen)

Fiscal Year	Year ended March 2006 (consolidated)	Year ended March 2007 (consolidated)	Year ended March 2008 (consolidated)
Net sales	375,759	370,006	382,348
Operating Income	4,739	4,227	4,374
Ordinary Income	4,679	4,051	4,042
Net income	2,765	1,795	2,024

c. Name of Major Shareholders and the Percentage of Issued and Outstanding Shares Represented by Shares held by Major Shareholders (as of September 30, 2008)

Name of Major Shareholder	Percentage of Issued and Outstanding Shares Represented by Shares Held
Royal Bank of Canada Trust Company (Cayman) Limited (Standing Proxy: The Tachibana Securities Co., Ltd.)	42.41
Daiwabo Co., Ltd.	23.78
Employees' holding association of Daiwabo Information System Co., Ltd.	2.22
Japan Trustee Services Bank, Ltd. (trust account 4G)	2.02
Nomura Securities Co., Ltd.	1.23

d. Capital Relationship, Personal Relationship and Transaction Relationship between Daiwabo and DIS

Capital Relationship	Daiwabo holds 18,989,848 shares (as of November 17, 2008) of the issued and outstanding shares of DIS, representing a shareholding ratio of 95.41% (based on the number of issued and outstanding shares of DIS as of October 31, 2008)
Personal Relationship	As of November 17, 2008, one director of Daiwabo also serves as a director of DIS
Transaction Relationship	N/A

(2) Purpose of the Share Exchange

As described in "(1) Description of Tender Offer" of "3. Purpose of Tender Offer" in the tender offer registration statement filed on September 10, 2008 (the "Tender Offer Registration Statement"), Daiwabo conducted a tender offer for the common stock and bonds with stock acquisition rights of DIS (the "Tender Offer") from September 10, 2008 through October 24, 2008 for the purpose of making DIS its wholly owned subsidiary. As a result, as of the date of the Extraordinary Report, Daiwabo has acquired (Note 2) 18,989,848 shares of issued and outstanding shares of DIS (95.41% of the total number of issued and outstanding shares of DIS (as of October 31, 2008), 95.75% of the total voting rights (Note 1)).

Daiwabo and DIS share a corporate culture, which is underpinned by the organizational DNA which originates from Daiwabo, and the "Daiwabo" corporate brand. It is believed that, by integrating the management of the two companies by making DIS a wholly-owned subsidiary of Daiwabo, and promoting prompt decision-making and efficient business development in a unified organizational structure under a holding company while respecting the independence of the strategies of both companies which operate in different business categories, the strengths and know-how accumulated in different business sectors may be integrated, and the value of the "Daiwabo" brand may be further improved.

Various synergies are conceivable for both companies from an operational perspective. One example of such synergies is the establishment of a supply chain utilizing IT for the textile business. The establishment of a rapid integrated system through which the flow of goods and information is synchronized has become a vital issue in the textile industry in Japan, where each step from developing and producing materials to manufacturing and selling goods is formed of multiple channels and thus, commercial distribution tends to be blocked. The textile business could also be reenergized and DIS's distribution net further utilized by, for example, expanding direct sales channels for high value-added materials and goods aimed at the Daiwabo Group's end users through the establishment of a new information platform based on the "iDATEN" system, which was developed by DIS and is the largest-scale electronic commercial trading (B-to-B) system in the IT industry, or by opening this direct sales system (B-to-B or B-to-C) for medium-to-small-scale apparel purchases.

Moreover, further expansion of DIS's IT business through the utilization of mutual resources is expected. Because the majority of DIS's business partners are medium-to-small-scale dealers, DIS could expand sales outlets by utilizing the customer base of the Daiwabo Group in the textile industry, which could lead to an expansion in sales of DIS's IT equipment, the proposal and construction of networks, and sales promotion for environmentally-friendly low-consumption electronic goods. DIS deems the information solutions through system integration business to be a strategic sector, and the establishment of a common structure through which to expand sales for textile manufacturers' production bases within Japan and overseas may be anticipated through the application of the Daiwabo Group's textile business's production and operational technology, and the operational know-how related to such technology, in system development for the textile manufacturing industry. DIS's business may be further developed in the future through the effective use of the Daiwabo Group's human resources and manpower, overseas distribution capabilities and import business know-how.

After the management integration, in addition to the aforementioned synergies, Daiwabo and DIS will jointly establish a new shared services company to undertake back office duties such as administration, personnel, finance, information handling and distribution, for each company in the Daiwabo Group, thereby improving operational efficiency and reducing overhead costs (labor costs and expenses). Daiwabo is also considering the mutual use of infrastructures such as business processing systems and communication and distribution networks to expand contracting services to companies outside the Daiwabo Group in the future.

Daiwabo believes that making DIS a wholly-owned subsidiary of Daiwabo is the best option because organizational unification for quicker decision-making and optimum distribution of management resources to promote efficient business development is vital to maximizing the various synergies described above. Moreover, Daiwabo believes that making DIS a wholly-owned subsidiary of Daiwabo will contribute to the maximization of the corporate value of both Daiwabo and DIS in the medium-to-long term.

As a result of these decisions, as set forth in the Tender Offer Registration Statement, both companies intended to conduct the Share Exchange if Daiwabo was unable to purchase all of DIS's issued and outstanding shares.

Based on this background, Daiwabo and DIS have decided to conduct the Share Exchange effective as of March 1, 2009 and on November 17, 2008 entered into an agreement pertaining to the Share Exchange (the "Share Exchange Agreement").

Daiwabo and DIS will pursue synergies and improve the corporate value of the Daiwabo Group, based on the group corporate philosophy: "Working towards becoming an environmentally-friendly pioneering group suggesting new lifestyles for the 21st century through integration of hardware and software assets".

(Notes) 1. Calculated as the percentage of voting rights of all shareholders of DIS as of October 31, 2008 (39,664 units) represented by the number of voting rights corresponding to shares of DIS held by Daiwabo (37,979 units). The figure has been rounded to the nearest hundredth of a percent. The number of voting rights held by all shareholders of DIS represents the number of voting rights corresponding to the total number of issued and outstanding shares of DIS as of October 31, 2008, (19,903,009 shares), excluding the shares held by DIS as treasury stock as of October 31, 2008 (70,821 shares), which is 19,832,188 shares in total.

2. In addition to the aforementioned shares of DIS, Daiwabo has also acquired 161 million Japanese yen of the bonds with stock acquisition rights of DIS (representing 237 units of voting rights, calculated by converting such bonds with stock acquisition rights into shares at the conversion price effective as of November 17, 2008).

(3) Method of the Share Exchange, Outline of Allocation in the Share Exchange and Other Matters set forth in the Share Exchange Agreement

a. Method of the Share Exchange

In accordance with the Share Exchange Agreement, Daiwabo will issue Daiwabo shares to the existing shareholders of DIS (excluding Daiwabo) in exchange for their shares of DIS (effective date: March 1, 2009). The number of shares of Daiwabo to be issued through the Share Exchange will be calculated by multiplying the total number of shares of DIS owned by such shareholders of DIS by 8.75. As a result, DIS will become a wholly-owned subsidiary of Daiwabo.

The Share Exchange will be conducted as a simplified share exchange pursuant to Article 796, Paragraph 3 of the Company Law of Japan (the "Company Law") from the perspective of Daiwabo, and a short form share exchange pursuant to Article 784, Paragraph 1 of the Company Law from the perspective of DIS. Accordingly, Daiwabo and DIS do not intend to seek approval at their respective general meetings of shareholders when conducting the Share Exchange.

b. Outline of Allocation in the Share Exchange

8.75 shares of Daiwabo will be allocated and delivered for each share of DIS; provided, however, that shares of Daiwabo will not be allocated through the Share Exchange in exchange for the shares of DIS already held by Daiwabo.

c. Other Matters set forth in the Share Exchange Agreement

The Share Exchange Agreement entered into between Daiwabo and DIS on November 17, 2008 contains the following stipulations:

******

Share Exchange Agreement

This share exchange agreement (the "Agreement") is entered into between Daiwabo Co., Ltd. ("Daiwabo") (3-6-8, Kyutaro-machi, Chuo-ku, Osaka) and Daiwabo Information System Co., Ltd. ("DIS") (3-2-5, Hommachi, Chuo-ku, Osaka) as of November 17, 2008.

Article 1 (Share Exchange)

In accordance with the provisions set forth herein, DIS shall conduct a share exchange (the "Share Exchange"), through which Daiwabo shall become the parent company of DIS and DIS shall become a wholly-owned subsidiary of Daiwabo. Daiwabo will acquire all of the issued and outstanding shares of DIS (excluding those already owned by Daiwabo) through the Share Exchange.

Article 2 (Shares to be Issued at the Time of the Share Exchange and Allocation thereof)

1. Through the Share Exchange, Daiwabo shall issue to the existing shareholders of DIS (excluding Daiwabo, the same shall apply below) shares of common stock of Daiwabo in exchange for the shares of common stock of DIS immediately prior to the acquisition by Daiwabo of all the issued and outstanding shares of DIS (excluding those shares of DIS already held by Daiwabo) (the "Effective Time"). The number of shares of common stock of Daiwabo to be issued through the Share Exchange will be calculated by multiplying the total number of shares of common stock of DIS owned by such shareholders of DIS by 8.75.

2. Through the Share Exchange, Daiwabo will allocate to the shareholders of DIS at the Effective Time 8.75 shares of common stock of Daiwabo in exchange for each share of common stock of DIS.

Article 3 (Paid-In Capital and Capital Reserve of Daiwabo)

The amounts of the increase in paid-in capital and capital reserve as a result of the Share Exchange are as follows:

(1)	Paid-in capital:	0 Japanese yen
(2)	Capital reserve:	The appropriate amount shall be determined by Daiwabo pursuant to Article 68 or 69 of the Company Calculation Rules of Japan.
(3)	Earned reserves:	0 Japanese yen

Article 4 (Effective Date)

The effective date of the Share Exchange shall be March 1, 2009 (the "Effective Date"); provided, however, that this date may be changed, upon mutual consultation between Daiwabo and DIS, if such change is deemed necessary in the course of carrying out the procedures for the Share Exchange (including practical procedures necessary in accordance with the introduction of the new electronic stock certificate regime) or for other reasons.

Article 5 (General Meeting of Shareholders Pertaining to the Agreement)

1. Pursuant to the provisions of the main body of Article 796, Paragraph 3 of the Company Law of Japan (the "Company Law"), Daiwabo shall implement the Share Exchange without obtaining the approval of the Agreement at a general meeting of Daiwabo shareholders which is set forth in Article 795, Paragraph 1 of the Company Law; provided, however, that in the event that a notice of dissent concerning the Share Exchange is made by shareholders of Daiwabo who hold a number of shares exceeding the number of shares defined in Article 796, Paragraph 4 of the Company Law and Article

197 of the Enforcement Ordinance of the Company Law of Japan, Daiwabo shall, before the last day of February 2009, hold a general meeting of shareholders and request approval of the Agreement and resolutions pertaining to any other matters necessary to effect the Share Exchange.

2. Pursuant to the provisions of Article 784, Paragraph 1 of the Company Law, DIS shall implement the Share Exchange without obtaining the approval of the Agreement at a general meeting of DIS shareholders which is set forth in Article 783, Paragraph 1 of the Company Law.

3. Procedures defined in the preceding two paragraphs may be changed, upon mutual consultation between Daiwabo and DIS, if such change is deemed necessary in the course of carrying out the procedures for the Share Exchange or for other reasons.

Article 6 (Treatment of Treasury Stock)

At the Effective Time, DIS shall cancel the number of shares of treasury stock equivalent to all the treasury stock that it holds as of the Effective Time (including any treasury stock acquired by DIS through the purchase of shares from any dissenting shareholder who, in connection with the Share Exchange, exercises his or her right, as set forth in Article 785, Paragraph 1 of the Company Law, to demand that the shares he or she holds be purchased by DIS), pursuant to a resolution of the meeting of the Board of Directors of DIS to be held before the day preceding the Effective Date.

Article 7 (Management of Company Assets and Related Matters)

Following the execution of the Agreement and until the Effective Date, Daiwabo and DIS shall carry on their respective businesses and carry out the management and operation of their respective assets with the due care required of a good manager. Any action that may have a material impact on such assets or rights and obligations shall be carried out pursuant to separate agreement following prior consultation between Daiwabo and DIS.

Article 8 (Change of Conditions to the Share Exchange and Termination of the Agreement)

During the period between the date of execution of the Agreement and the day preceding the Effective Date, Daiwabo or DIS may, pursuant to separate agreement following consultation between Daiwabo and DIS, change the conditions to the Share Exchange or terminate the Agreement if (i) significant changes arise with respect to the financial condition or management conditions of either Daiwabo or DIS, (ii) factors which result in a material impediment to the implementation of the Share Exchange occur, or (iii) the accomplishment of the purposes of the Agreement becomes impractical.

Article 9 (Validity of the Agreement)

In the event that a notification of dissent concerning the Agreement is made by shareholders of Daiwabo who hold a number of shares exceeding the number of shares defined in Article 796, Paragraph 4 of the Company Law and Article 197 of the Enforcement Ordinance of the Company Law of Japan, the Agreement shall become void if Daiwabo fails to obtain approval with respect to the Agreement at a general meeting of Daiwabo shareholders before the day preceding the Effective Date.

Article 10 (Matters Subject to Consultation)

Matters other than those provided for in the Agreement that are necessary to effect the Share Exchange shall be determined through mutual consultation between Daiwabo and DIS in accordance with the provisions of the Agreement.

In witness whereof, the parties hereto have made this Agreement in duplicate and Daiwabo and DIS have affixed their respective names and seals thereon, and each party shall retain one copy thereof.

Date: November 17, 2008

DAIWABO CO., LTD.

____

Name: Hajime Kanno
Title: Chief Executive Officer and Executive President
Address: 3-6-8, Kyutaro-machi, Chuo-ku, Osaka

DAIWABO INFORMATION SYSTEM CO., LTD.

____

Name: Hirokazu Matsumoto
Title: President and Chief Executive Officer
Address: 3-2-5, Hommachi, Chuo-ku, Osaka

(End of Document)

******

(4) Basis of the Calculation of the Share Exchange Ratio

a. Basis and Background of the Calculation

In order to ensure the fairness and appropriateness of the Share Exchange Ratio in the Share Exchange, Daiwabo and DIS decided to request third party appraisers independent from both Daiwabo and DIS to calculate the share exchange ratio. Daiwabo and DIS appointed Mitsubishi UFJ Securities Co., Ltd. ("Mitsubishi UFJ") and Nomura Securities Co., Ltd. ("Nomura Securities"), respectively, as third party appraisers.

After analyzing factors concerning the Tender Offer that was conducted prior to the Share Exchange, including the details, conditions and results of the Tender Offer, Mitsubishi UFJ conducted its calculations with respect to Daiwabo in accordance with the average market price method (by which the calculation was conducted, in consideration of various factors, using November 14, 2008 as the reference date (the "Mitsubishi UFJ Reference Date"), with reference to the average closing prices of the stock of Daiwabo on each trading day during the following periods: (i) between November 6, 2008, the business day following the release by Daiwabo of its "Consolidated Financial Results for the Second Quarter ended September 30, 2008" and "Notification with Respect to Revision of Business Results Forecasts", and the Mitsubishi UFJ Reference Date; (ii) the one month period between October 15, 2008 and the Mitsubishi UFJ Reference Date; and (iii) between September 10, 2008, the business day following the date of public notice pertaining to the Tender Offer, and the Mitsubishi UFJ Reference Date), on the basis that relevant market prices exist because the shares of Daiwabo are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. When conducting its calculations with respect to DIS, Mitsubishi UFJ utilized (i) the average market price method (by which the calculation was conducted, in consideration of various factors, with reference to the average closing prices of the stock of DIS on each trading day during the following periods: (i) between November 6, 2008, the business day following the release by Daiwabo of its "Consolidated Financial Results for the Second Quarter ended September 30, 2008" and "Notification with Respect to Revision of Business Results Forecasts", and the Mitsubishi UFJ Reference Date; (ii) the one month period between October 15, 2008 and the Mitsubishi UFJ Reference Date; and (iii) between September 10, 2008, the business day following the date of public notice pertaining to the Tender Offer, and the Mitsubishi UFJ Reference Date), on the basis that relevant market prices exist because the shares of DIS are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange; (ii) the comparable companies method, because several publicly listed companies which are comparable to DIS exist and accordingly it is possible to infer value of the shares of DIS through analogy; and (iii) the discounted cash flow method ("DCF method"), in order to reflect future business activities in the evaluation. The ranges in which the value per share of common stock of Daiwabo were evaluated as follows:

Calculation Method	Valuation Range of the Share Exchange Ratio
Average market price method	Between 8.71 and 10.45
Comparable companies method	Between 2.43 and 6.95
DCF method	Between 7.45 and 12.19

After analyzing factors concerning the Tender Offer that was conducted prior to the Share Exchange, including the details, conditions and results, Nomura Securities conducted its calculations with respect to Daiwabo in accordance with the average market price method (by which the calculation was conducted, in consideration of various factors, using November 13, 2008 as the reference date (the "Nomura Securities Reference Date"), with reference to the closing stock price of Daiwabo on the Nomura Securities Reference Date and the average closing prices of the stock of Daiwabo on each trading day during the period between November 6, 2008, the business day following the release by Daiwabo of its "Consolidated Financial Results for the Second Quarter ended September 30, 2008" and "Notification with Respect to Revision of Business Results Forecasts", and November 13, 2008), on the basis that relevant market prices exist because the shares of Daiwabo are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. When conducting its calculations with respect to DIS, Nomura Securities utilized (i) the average market price method (by which the calculation was conducted, in consideration of various factors, with reference to the closing stock price of DIS on the Nomura Securities Reference Date and the average closing prices of the stock of DIS on each trading day during the period between November 6, 2008, the business day following the release by Daiwabo of its "Consolidated Financial Results for the Second Quarter ended September 30, 2008" and "Notification with Respect to Revision of Business Results Forecasts", and November 13, 2008), on the basis that relevant market prices exist because the shares of DIS are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange; and (ii) the DCF method, in order to reflect future business activities in the evaluation. The ranges in which the value per share of common stock of Daiwabo were evaluated as follows:

Calculation Method	Valuation Range of the Share Exchange Ratio
Average market price method	Between 8.17 and 8.86
DCF method	Between 6.92 and 10.82

Pursuant to considerations, negotiations and discussions conducted on the basis that the shares of DIS would be evaluated as equivalent to the purchase price in the Tender Offer, after considering the aforementioned results of the calculations of the share exchange ratio received from the third party appraisers, and taking into consideration the results of the Tender Offer, Daiwabo and DIS determined the Share Exchange Ratio after obtaining approval at their respective meetings of the

Board of Directors held on November 17, 2008 concerning the share exchange ratio in the Share Exchange.

The results of the aforementioned calculations of the share exchange ratio furnished by the third party appraisers do not constitute opinions with respect to the fairness of the Share Exchange Ratio.

The Share Exchange Ratio may be changed, pursuant to mutual discussions between Daiwabo and DIS, if material changes occur to the financial or management condition of Daiwabo or DIS.

b. Relationship with the Appraisers

Neither Mitsubishi UFJ Securities nor Nomura Securities falls under related parties of Daiwabo and DIS.

(5) Post-Share Exchange Trade Name, Location of Head Office, Name of Representative, Paid-in Capital, Net Assets, Total Assets and Outline of Business of the Company which will Become the Parent Company through the Share Exchange

Trade Name	Daiwabo Co., Ltd.
Location of Head Office	3-6-8, Kyutaro-machi, Chuo-ku, Osaka (Midosuji Daiwa Building)
Name of Representative	Hajime Kanno, Chief Executive Officer and Executive President
Paid-in Capital	18,181 million Japanese yen
Net Assets (non-consolidated)	Yet to be determined as of the date of the Extraordinary Report
Net Assets (consolidated)	Yet to be determined as of the date of the Extraordinary Report
Total Assets (non-consolidated)	Yet to be determined as of the date of the Extraordinary Report
Total Assets (consolidated)	Yet to be determined as of the date of the Extraordinary Report
Outline of Business	Various businesses including manufacture, processing and sale of textile products, electric assembly, sale of information equipment, leisure business and real estate businesses

(End of Document)

END